Filed Pursuant to Rule 433
Registration No. 333-202281

Term Sheet

October 13, 2016

Issuer:	Toyota Motor Credit Corporation
Security:	Fixed Rate Medium-Term Notes, Series B
Title:	1.550% Medium-Term Notes, Series B due October 18, 2019
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: Aa3 (stable outlook)
Standard & Poor’s Ratings Services: AA- (stable outlook)
CUSIP/ISIN:	89236TDH5 / US89236TDH59
Pricing Date:	October 13, 2016
Settlement Date:	October 18, 2016 (T+3)
Maturity Date:	October 18, 2019
Principal Amount:	$1,000,000,000
Benchmark Treasury:	UST 0.875% due September 15, 2019
Treasury Yield:	0.987%
Spread to Treasury:	+58 basis points
Price to Public:	99.950%
Commission:	0.225%
Net Proceeds to Issuer:	99.725% / $997,250,000
Coupon:	1.550% per annum
Yield:	1.567%
Interest Payment Frequency:	Semi-annual
Interest Payment Dates:	Each April 18 and October 18, beginning on April 18, 2017 and ending on the Maturity Date
Day Count Convention:	30/360
Business Day Convention:	Following, unadjusted
Business Days:	New York
Governing Law:	New York
Minimum Denominations:	$2,000 and $1,000 increments thereafter
Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC SG Americas Securities, LLC SMBC Nikko Securities America, Inc.
Co-Managers:	BNP Paribas Securities Corp. C.L. King & Associates, Inc. Credit Agricole Securities (USA) Inc. Mischler Financial Group, Inc. TD Securities (USA) LLC UniCredit Capital Markets LLC
DTC Number:	#773
Concurrent Offering:	Concurrently with this offering of the Notes, the Issuer is also offering by means of a separate term sheet $500,000,000 Floating Rate Medium-Term Notes, Series B due October 18, 2019 and $500,000,000 2.250% Medium-Term Notes, Series B due October 18, 2023 (collectively, the “Other Notes”). This term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any of the Other Notes. Any offering of the Other Notes may be made only by means of a prospectus and related prospectus supplement.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated February 26, 2015 and the related prospectus dated February 25, 2015; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, calling RBC Capital Markets, LLC toll-free at 1-866-375-6829, calling SG Americas Securities, LLC toll-free at 1-855-881-2108, or calling SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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